# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc., CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 09/23/2026
Filed by CIK 0002107059
Persons authorized to receive notices and communications: Jay Coogan, Esquire, Pierson Ferdinand LLP, 1650 Market Street, 36th Floor, Philadelphia, Pennsylvania (PA), 19103, (267) 265-8598

## Reporting persons
- PHILIP & DANIELE BARACH FAMILY TRUST (CIK 0002107059): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 11,940,187; sole dispositive power 0; shared dispositive power 11,940,187; aggregate amount beneficially owned 11,940,187 (29% of the class)
- PHILIP A. BARACH: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,940,187; sole dispositive power 0; shared dispositive power 11,940,187; aggregate amount beneficially owned 11,940,187 (29% of the class)
- DANIELE BARACH: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,940,187; sole dispositive power 0; shared dispositive power 11,940,187; aggregate amount beneficially owned 11,940,187 (29% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Celularity Inc.
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 2026 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on April 22, 2026, and Amendment No. 2 to the Schedule 13D filed on June 23, 2026 ("Amendment No. 2") by Philip & Daniele Barach Family Trust (the "Trust"), Philip A. Barach and Daniele Barach (each, a "Reporting Person" and collectively, the "Reporting Persons") relating to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Celularity Inc. (the "Company"). Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to that certain Securities Purchase Agreement dated as of September 23, 2026 by and among the Company, the Trust and the other parties thereto (the "Securities Purchase Agreement"), on September 24, 2026, the Trust purchased from the Company (the "Financing") a senior secured convertible promissory note in the aggregate principal amount of $3,210,000 (the "September 2026 Convertible Note") and, in connection with the issuance of the September 2026 Convertible Note, the Company issued to the Trust five-year warrants (the "September 2026 Warrants") to purchase an aggregate of 1,177,000 shares of Class A Common Stock which have an exercise price of $1.50 per share, subject to adjustment as set forth therein.

Under the terms of the Securities Purchase Agreement, the Trust has the option, at any time on or before September 30, 2027, to purchase additional senior secured convertible promissory notes, containing the same terms and provisions as the September 2026 Convertible Note but with a conversion price of $2.00 per share, in the aggregate principal amount of up to $2,915,531 (the "Additional September 2027 Convertible Notes" and, together with the September 2026 Convertible Note, the "Convertible Notes"), in connection with which the Company would issue to the Trust five-year warrants, containing the same terms and provisions as the September 2026 Warrants, to purchase an aggregate of up to 1,457,765 shares of Class A Common Stock which have an exercise price of $2.00 per share, subject to adjustment as set forth therein (the "Additional September 2027 Warrants" and, with the September 2026 Warrants, the "Warrants").

The source of funds for the Trust to purchase the September 2026 Convertible Note was cash held by the Trust at the time of the respective acquisition of the September 2026 Convertible Note. No additional consideration will be paid upon any conversion of the September 2026 Convertible Note into shares of Class A Common Stock. If the Trust exercises any September 2026 Warrants, or purchases any Additional September 2027 Convertible Notes and Additional September 2027 Warrants under the terms of the Securities Purchase Agreement or exercises any Additional September 2027 Warrants, the source of funds for the Trust to exercise such Warrants or to acquire such Additional September 2027Convertible Notes and Additional September 2027Warrants or to exercise any Additional September 2027Warrants will be cash held by the Trust at the time of such purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the Financing, on September 23, 2026, the Trust and the Company entered into a Board Rights Agreement, pursuant to which the size of the Company's board of directors is to be fixed at five directors, with the Trust having the right to designate two persons to be appointed to the board of directors (the "Trust Directors"). Philip Barach, a trustee of the Trust, was appointed to the Company's board of directors as a designee of the Trust under the Board Rights Agreement on September 24, 2026. In addition, the reasonable approval of the Trust Directors must be obtained for the appointment of an independent director by the other directors, and the Company's ability spend the proceeds received in the Financing will be limited until the Company's board of directors is composed of such persons as are required by the Board Rights Agreement.

The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition and prospects and their interest in, and intentions with respect to, the Company and their investment in the securities of the Company, which review may be based on various factors, including the Company's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Class A Common Stock or other securities of the Company, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Company, including the Class A Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Company's securities; (iv) cause or seek to cause the Company or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Company or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Company's or any of its subsidiaries' capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Company deemed necessary or desirable; (viii) change the identity of the directors of the Company; (ix) make or propose any other material change in the Company's or any of its subsidiaries' corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Company and other persons regarding any of the matters described in clauses (i) through (ix) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. Each of the Reporting Persons beneficially owns 9,491,270 shares of Class A Common Stock, which number includes (i) 2,000,000 shares of Class A Common Stock issuable upon the conversion of $3,000,000 in aggregate principal amount of the Amended and Restated Convertible Note (as defined in Item 6 of this Amendment No. 3) and 2,140,000 shares issuable upon the conversion of the September 2026 Convertible Note in aggregate principal amount of $3,210,000, each at a conversion price of $1.50 per share; (ii) 2,435,740 shares of Class A Common Stock issuable upon the exercise of the Amended and Restated Warrants and the September 2026 Warrants, each at an exercise price of $1.50 per share; (iii) 2,448,917 shares of Class A Common Stock issuable upon the exercise of warrants issued to the Trust on December 19, 2025 at an exercise price of $2.00 per share; (iv) up to 1,457,765 shares of Class A Common Stock issuable upon the conversion of the September 2027 Convertible Note issuable by the Company to the Trust in the aggregate principal amount of up to $2,915,531 at a conversion price of $2.00 per share; and (v) up to 1,475,765 shares of Class A Common Stock issuable upon the exercise of up to 1,457,765 Additional September 2027 Warrants issuable by the Company, which Additional September 2027 Warrants would have an exercise price of $2.00 per share.

The shares described in clauses (i) through (v) above are deemed beneficially owned by the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, because the Trust has the right to acquire beneficial ownership of such shares through a chain of rights entirely within the Trust's control, including (a) the Trust's right to convert the September 2026 Convertible Note and the Amended and Restated Convertible Note into shares of Class A Common Stock at any time; (b) the Trust's right to exercise all the September 2026 Warrants and Amended and Restated Warrants at any time; and (c) the Trust's right to at any time obtain and immediately convert and or exercise, as applicable, the Additional September 2027 Convertible Notes and Additional September 2027 Warrants.

The shares of Class A Common Stock beneficially owned by the Reporting Persons represents 24.5% of the shares of Class A Common Stock issued and outstanding, which calculation is based on 29,283,614 shares of Class A Common Stock of the Company issued and outstanding as of June 30, 2026, as such number of shares was represented and warranted by the Company to the Trust in a schedule to the Securities Purchase Agreement. Each of Mr. Barach and Ms. Barach disclaims beneficial ownership of the shares of Class A Common Stock owned by the Trust, except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. None of the Reporting Persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of, any of the shares of Class A Common Stock owned by such Reporting Person. Each Reporting Person shares with the other Reporting Persons the power to vote or to direct the vote, or the power to dispose or to direct the disposition of, all 9,491,270 shares of Class A Common Stock beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons had any transactions in the Class A Common Stock (or securities convertible into or exercisable for shares of Class A Common Stock) during the past 60 days, and there have been no acquisitions or dispositions of Class A Common Stock by the Reporting Persons since December 19, 2025, except (i) as described and referenced in Item 3 and Item 5(a) of this Amendment and (ii) the expiration of certain rights of the Trust to acquire certain convertible notes and accompanying warrants potentially issuable by the Company as described in Items 3 and 5(a) of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained on the cover pages to this Amendment and the information set forth or incorporated in Item 3 of this Amendment is incorporated herein by reference.

On September 23, 2026 (the "Effective Date"), the Trust entered into a series of agreements relating to the Financing with the Company and the other party or parties thereto.

Securities Purchase Agreement

On September 24, 2026, pursuant to the Securities Purchase Agreement, the Trust purchased from the Company in the Financing the September 2026 Convertible Note in the aggregate principal amount of $3,210,000 and, in connection with the issuance thereof, the Company issued to the Trust the September 2026 Warrants to purchase an aggregate of 1,177,000 shares of Class A Common Stock at an exercise price of $1.50 per share, subject to adjustment as set forth therein.

Under the terms of the Securities Purchase Agreement, the Trust has the option, at any time on or before September 30, 2027, to purchase the Additional September 2027 Convertible Notes with a conversion price of $2.00 per share, in the aggregate principal amount of up to $2,915,531, in connection with which the Company would issue to the Trust the Additional September 2027 Warrants to purchase an aggregate of up to 1,457,765 shares of Class A Common Stock at an exercise price of $2.00 per share, subject to adjustment as set forth therein.

The Convertible Notes accrue interest at 10% per annum (increasing to 15% per annum upon the occurrence of an Event of Default (as defined in the Convertible Note)), payable in kind, and will mature on the second anniversary of their respective dates of issuance. The Convertible Notes are convertible at the option of the holder into shares of Class A Common Stock at their respective conversion prices per share, subject to adjustment and limitations set forth therein (the "Conversion Price"). Upon the consummation of a Qualified Financing (as defined in the Convertible Note), the Company may elect to convert up to 100% of the then outstanding principal amount of the Convertible Note together with interest accrued thereon into such number of shares of the Company's Class A common stock as is determined by dividing (i) 100% of the then outstanding principal amount of the Convertible Note together with interest accrued thereon by (ii) the lowest price per share used in the Qualified Financing at which shares of Class A Common Stock or Common Stock Equivalents (as defined in the Securities Purchase Agreement) are sold. Prior to the maturity date of the Convertible Notes, the Company may, at its election, redeem the principal amount of the Convertible Notes together with interest accrued therein for cash in an amount equal to the Optional Redemption Amount (as defined in the Convertible Note). Pursuant to the Convertible Note, if the Company issues additional shares of Class A Common Stock without consideration or for a consideration per share less than the Conversion Price, then the Conversion Price shall be reduced as set forth in the Convertible Note, subject to customary exceptions and provided that in connection therewith the Conversion Price would not be reduced below $1.25 per share, as such number may be equitably adjusted for stock splits, combinations or similar corporate restructuring events. All Convertible Note rank pari passu in right of payment and in all other respects to all other Convertible Notes, the Amended and Restated Convertible Note, and the other senior secured convertible promissory notes issued or issuable by the Company to other purchasers pursuant to the terms of the Securities Purchase Agreement.

The September 2026 Warrant and the Amended and Restated Warrant are exercisable and terminate on September 23, 2031. Any Additional Warrants issued will be exercisable immediately on their respective dates of issuance and will terminate on the fifth anniversary thereof.

Pursuant to the Securities Purchase Agreement, until such date that no Convertible Notes are outstanding, if the Company enters into any public or private offering of its securities (including securities convertible into shares of its Class A Common Stock) with any Other Investor that has the effect of establishing rights or otherwise benefiting such Other Investor in a manner more favorable to such Other Investor than the rights and benefits established in favor of the Convertible Note Purchasers, at each Convertible Note Purchaser's option, such more favorable terms shall become a part of the Transaction Documents (as defined in the Securities Purchase Agreement). Furthermore, if the Company conducts a Subsequent Financing (as defined in the Securities Purchase Agreement), the Convertible Note Purchasers shall have the right to participate in up to an amount of the Subsequent Financing equal to their respective subscription amounts on the same terms, conditions and price provided for in the Subsequent Financing.

In connection with the Financing, on the Effective Date, the Company entered into an amended and restated security agreement (the "Security Agreement") with Philip A. Barach, as collateral agent (the "Collateral Agent"), pursuant to which the Company granted the Collateral Agent, for the benefit of the Purchasers, a first-priority security interest over substantially all of the assets of the Company and its material subsidiaries securing the Company's obligations under the Convertible Notes and the Amended and Restated Convertible Note, subject to certain customary exclusions and priority agreements.

On the Effective Date, the Company, the Purchasers and the Collateral Agent, entered into an intercreditor agreement (the "Intercreditor Agreement") containing terms pursuant to which the Trust and the other Purchasers agree that any proceeds received with respect to the convertible notes held by each party will be treated on a pari passu basis and certain other reasonable and customary terms between such parties as co-creditors of the Company with respect to such convertible notes and the Amended and Restated Convertible Note.

Registration Rights Agreement

In connection with the Financing, on the Effective Date, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the Trust and the other Purchasers pursuant to which the Company shall prepare and file with the Securities and Exchange Commission (the "SEC" or the "Commission") a registration statement covering the Registrable Securities (as defined in the Registration Rights Agreement) on or prior to the date that is 45 calendar days following the Effective Date. The Company shall use its best efforts to cause the registration statement covering the Registrable Securities to be declared effective as promptly as practicable after the filing thereof, but in any event no later the 90th calendar day following the Effective Date (or in the event of a full review by the SEC, the 120th calendar day following the Effective Date).

Board Rights Agreement

In connection with the Financing, on September 23, 2026, the Trust and the Company entered into a Board Rights Agreement, pursuant to which the size of the Company's board of directors is to be fixed at five directors, with the Trust having the right to designate two persons to be appointed to the board of directors (the "Trust Directors"). Philip Barach, a trustee of the Trust, was appointed to the Company's board of directors as a designee of the Trust under the Board Rights Agreement on September 24, 2026. In addition, the reasonable approval of the Trust Directors must be obtained for the appointment of an independent director by the other directors, and the Company's ability spend the proceeds received in the Financing will be limited until the Company's board of directors is composed of such persons as are required by the Board Rights Agreement.

The Board Rights Agreement shall terminate on the earliest to occur of: (i) the date that no Convertible Notes are outstanding; (ii) the consummation of a Change of Control (as defined in the Board Rights Agreement); and (iii) the termination of the Board Rights Agreement pursuant to its terms.

Amendment of Existing Securities

In connection with the Financing, on the Effective Date, the convertible promissory note issued by the Company to the Trust dated December 19, 2025 in the aggregate principal amount of $3,000,000 (the "2025 Convertible Note") was amended and restated (the "Amended and Restated Note") to provide that the maturity date for the 2025 Convertible Note would be extended to September 23, 2028, the 2025 Convertible Note would be considered a Convertible Note for purposes of the Securities Purchase Agreement, and the conversion price per share of Class A Common Stock would be reduced from $1.66 per share to $1.50 per share, as a result of which the 2025 Convertible Note was then convertible pursuant to its terms into 2,000,000 shares of Class A Common Stock. In connection therewith, on the Effective Date, the Company and the Trust amended and restated the warrants issued by the Company to the Trust on December 19, 2025 (the "Amended and Restated Warrants") to purchase 1,258,740 shares of Class A Common Stock to provide that the exercise price therefor would be reduced from $2.00 per share to $1.50 per share and that the Amended and Restated Warrants would terminate on the fifth anniversary of the Effective Date. The Trust did not pay any additional consideration to the Company in connection with the Amendment and Restated Note or the Amended and Restated Warrants.

The foregoing descriptions of the Securities Purchase Agreement, the Convertible Notes, the Financing Warrants, the Amended and Restated Convertible Note, the Amended and Restated Warrants, the Security Agreement, the Intercreditor Agreement, the Registration Rights Agreement and the Board Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the forms of such agreements and instruments, copies of which are filed as Exhibits to this Schedule 13D and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated as of September 28, 2026, by and among Philip & Daniele Barach Family Trust, Philip A. Barach and Daniele Barach.

2 Securities Purchase Agreement dated as of September 23, 2026 by and among Celularity Inc. and the, purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on September 28, 2026).

3 Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on September 28, 2026).

4 Amended and Restated Senior Secured Convertible Promissory Note, dated September 23, 2026, issued by Celularity Inc. to the Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on September 28, 2026).

5 Form of Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on September 28, 2026).

6 Amended and Restated Common Stock Purchase Warrant, dated September 23, 2026, issued by Celularity, Inc. to the Philip & Daniele Barach Family Trust. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on September 28, 2026).

7 Security Agreement dated as of September 23, 2026 by and among Celularity Inc., certain of its subsidiaries and Philip Barach, as collateral agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on September 28, 2026).

8 Registration Rights Agreement dated as of September 23, 2026 by and among Celularity Inc. and the puchasers party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on September 28, 2026).

9 Intercreditor Agreement dated as of September 23, 2026 by and among Celularity Inc., the holders of Convertible Notes party thereto and Philip Barach, as collateral agent (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on September 28, 2026).

10 Board Rights Agreement dated as of September 23, 2026 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on September 28, 2026).

## Signatures
- PHILIP & DANIELE BARACH FAMILY TRUST: /s/ Philip A. Barach, Philip A. Barach, Trustee of the Trust (09/28/2026)
- PHILIP A. BARACH: /s/Philip A. Barach, Philip A. Barach (09/28/2026)
- DANIELE BARACH: /s/Daniele Barach, Daniele Barach (09/28/2026)